UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Fluidigm Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

34385P108

(CUSIP Number)

John A. Levin

Levin Capital Strategies, L.P.

595 Madison Avenue, 17th Floor

New York, NY 10022

(212) 259-0800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,733,893
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

13,042,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,042,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,733,893
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

13,042,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,042,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Bi-Directional Disequilibrium Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,606
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levcap Alternative Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		56,820
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

56,820
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

LCS Event Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		56,820
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

56,820
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Safinia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

19,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

LCS L/S, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

19,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

John A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,733,893
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000
	10	SHARED DISPOSITIVE POWER

13,042,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,047,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 34385P108

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the "Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended to add the following:

LCSL is not deemed to beneficially own any Shares and shall cease to be a Reporting Person upon filing of this Amendment No. 4. The remaining Reporting Persons will continue filing as a group, statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement (defined and described in Item 6).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The Shares purchased by LCS on behalf of separately managed accounts, including Transamerica Large Cap Value Fund, a registered investment company under the Investment Company Act of 1940, as amended ("Transamerica"), for which LCS acts as sub-investment advisor, were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 13,042,812 Shares beneficially owned directly by LCS is approximately $75,309,755, including brokerage commissions.

The Shares purchased by Bi-Directional were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 95,606 Shares owned directly by Bi-Directional is approximately $581,206, including brokerage commissions.

The Shares purchased by Levcap were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 56,820 Shares owned directly by Levcap is approximately $280,825, including brokerage commissions.

The Shares purchased by Safinia were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 19,818 Shares owned directly by Safinia is approximately $107,616, including brokerage commissions.

The Shares purchased by John Levin’s wife were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 5,000 Shares owned directly by John Levin’s wife is approximately $39,359, including brokerage commissions.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

10

CUSIP NO. 34385P108

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(d) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,912,978 Shares outstanding as of the record date, April 5, 2018 which is the total number of Shares outstanding as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 1, 2018.

A. LCS

(a)As of the close of business on June 14, 2018, LCS beneficially owned 13,042,812 Shares on behalf of separately managed accounts, including 1,301,177 Shares held by the separately managed account Transamerica.

Percentage: Approximately 33.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,733,893
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,042,812

(c)The transactions in the Shares by LCS on behalf of separately managed accounts, including Transamerica, during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B. LCS GP

(a)As the General Partner of LCS, LCS GP is deemed to beneficially own the 13,042,812 Shares beneficially owned by LCS.

Percentage: Approximately 33.5%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,733,893
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,042,812

(c)LCS GP has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C. Bi-Directional

(a)As of the close of business on June 14, 2018, Bi-Directional beneficially owned 95,606 Shares.

Percentage: Less than 1.0%
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,606
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,606

(c)The transactions in the Shares by Bi-Directional during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP NO. 34385P108

D. Levcap

(a)As of the close of business on June 14, 2018, Levcap beneficially owned 56,820 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 56,820*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 56,820*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares. As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)Levcap has not undertaken any transactions in the Shares during the past 60 days

E. LCSEP

(a)As the General Partner of Levcap, LCSEP is deemed to beneficially own the 56,820 Shares beneficially owned by Levcap.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 56,820*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 56,820*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares. As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)LCSEP has not undertaken any transactions in the Shares during the past 60 days.

F. Safinia

(a)As of the close of business on June 14, 2018, Safinia beneficially owned 19,818 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 19,818*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 19,818*

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares. As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)Safinia has not undertaken any transactions in the Shares during the past 60 days.

12

CUSIP NO. 34385P108

G. LCSLS

(a)As the General Partner of Safinia, LCSLS is deemed to beneficially own the 19,818 Shares beneficially owned by Safinia.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 19,818*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 19,818*

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares. As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)LCSLS has not undertaken any transactions in the Shares during the past 60 days.

H. John Levin

(a)As the Chief Executive Officer of LCS and the Managing Member of each of LCSEP and LCSLS, Mr. Levin is deemed to beneficially own 13,047,812 Shares beneficially owned by LCS.

Percentage: Approximately 33.5%.

(b)	1. Sole power to vote or direct vote: 5,000
2. Shared power to vote or direct vote: 9,733,893
3. Sole power to dispose or direct the disposition: 5,000
4. Shared power to dispose or direct the disposition: 13,042,812

(c)Mr. Levin has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

(d)A separately managed account, Transamerica, a registered investment company under the Investment Company Act of 1940, as amended, for which LCS acts as sub-investment advisor, has the right to receive dividends from, and the proceeds from the sale of, 1,301,177 Shares. Voting and dispositive power over such Shares is deemed to be shared between LCS and Transamerica.

Various other separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 11,569,391 Shares. Dispositive power over such Shares is shared. Voting power over such Shares is deemed shared between such managed accounts and LCS with respect to 9,733,893 Shares.

13

CUSIP NO. 34385P108

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On June 15, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1:Joint Filing Agreement

14

CUSIP NO. 34385P108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2018

Levin Capital Strategies, L.P.

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Chief Executive Officer

Levin Capital Strategies GP, LLC

By:	John A. Levin 2005 GRAT Separation Trust, as Managing Member

By:	/s/ Elisabeth Levin
	Name:	Elisabeth Levin
	Title:	Trustee

Bi-Directional Master Fund, LTD.

By:	Levin Capital Strategies, L.P., the investment manager

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Levcap Alternative Fund, L.P

By:	LCS Event Partners, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

15

CUSIP NO. 34385P108

LCS Event Partners, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Safinia Partners, L.P.

By:	LCS L/S, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS L/S, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

/s/ John A. Levin
John A. Levin

16

CUSIP NO. 34385P108

Schedule A

Transactions in the Shares During the Past Sixty Days

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
06/13/2018	Buy	146,300	4.9500	Levin Capital Strategies, L.P.*
06/13/2018	Buy	2,120	4.9915	Levin Capital Strategies, L.P.
06/13/2018	Buy	795	5.0000	Levin Capital Strategies, L.P.
06/12/2018	Buy	500	5.0000	Levin Capital Strategies, L.P.
06/08/2018	Buy	40,623	5.4331	Levin Capital Strategies, L.P.
06/08/2018	Buy	140	5.4599	Levin Capital Strategies, L.P.
06/07/2018	Buy	15,000	5.5353	Levin Capital Strategies, L.P.
05/29/2018	Buy	1,200	5.5950	Levin Capital Strategies, L.P.
05/25/2018	Buy	2,870	5.6600	Levin Capital Strategies, L.P.
05/24/2018	Buy	7,100	5.6970	Levin Capital Strategies, L.P.
05/09/2018	Buy	16,778	5.3749	Levin Capital Strategies, L.P.*
05/09/2018	Buy	122	5.3749	Bi-Directional Disequilibrium Master Fund, Ltd.
05/08/2018	Buy	32,762	5.4676	Levin Capital Strategies, L.P.*
05/08/2018	Buy	238	5.4676	Bi-Directional Disequilibrium Master Fund, Ltd.
05/07/2018	Buy	44,306	5.5965	Levin Capital Strategies, L.P.*
05/07/2018	Buy	394	5.5965	Bi-Directional Disequilibrium Master Fund, Ltd.
05/04/2018	Buy	27,045	5.6724	Levin Capital Strategies, L.P.*
05/04/2018	Buy	238	5.6724	Bi-Directional Disequilibrium Master Fund, Ltd.
05/04/2018	Buy	61,915	5.6900	Levin Capital Strategies, L.P.*
05/04/2018	Buy	585	5.6900	Bi-Directional Disequilibrium Master Fund, Ltd.
05/03/2018	Buy	2,405	5.8500	Levin Capital Strategies, L.P.
04/30/2018	Buy	4,649	5.8996	Bi-Directional Disequilibrium Master Fund, Ltd.
04/30/2018	Buy	2,000	5.9715	Levin Capital Strategies, L.P.
04/26/2018	Buy	9,609	5.9601	Levin Capital Strategies, L.P.
04/25/2018	Buy	2,400	5.9190	Levin Capital Strategies, L.P.
04/24/2018	Buy	1,300	5.9485	Levin Capital Strategies, L.P.
04/20/2018	Buy	500	5.8930	Levin Capital Strategies, L.P.

* Trade made on behalf of separately managed account Transamerica Large Cap Value Fund.